Joel Seidner, Esq.
Attorney At Law
880 Tully Road #50
Houston, Texas 77079 U.S.A.
voice:  (281) 493-1311
fax:  (281) 667-3292
e-mail:  sidebar5@juno.com

May 23, 2007

to:	Carmen Moncada-Terry and Roger Schwall
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-1 Post-effective Amendment Number 1
SEC File Number 333-135510
Filed April 19, 2007

Ladies and Gentlemen:

Herewith is Form S-1 Post Effective Amendment Number 2 of the Registrant, and the Memorandum of Responses follows this page.

We request your quick review of this amendment so that we can send you an acceleration letter.

Thank you.

Very truly yours,

/s/ Joel Seidner, Esq.

Memorandum of Responses

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-1 Post-effective Amendment Number 1
SEC File Number 333-135510
Filed April 19, 2007

1.	Staff comment number 1:	Post –effective amendment filed April 19, 2007.

Signatures----“Please provide the signature of the principal accounting officer.”

RESPONSE 1:  The Post-effective Amendment Number 2 contains the signature and designation as principal accounting officer of Steven Plumb, who is also the CFO.  Elsewhere therein, where Mr. Plumb’s name is accompanied by his designations, we have added the designation of principal accounting officer to his designation as CFO.

2.	Staff comment number 2:	Form 10-Q for the quarter ended December 31, 2006.

Controls and Procedures----“Please revise the disclosure consistent with Item 308(c) of Regulation S-B [sic].”

RESPONSE 2:  The Form 10-Q for the quarter ended December 31, 2006 has been amended to revise the disclosure consistent with Item 308(c) of Regulation S-K since the registrant is a Regulation S-K filer.

3.	General:

(A)	Post-effective Amendment Number 2 has been updated to reflect the unaudited financials for the quarter ended March 31, 2007.

(B)	The registrant will send you two hard copies which should reach you later this week via Fedex.

(C)	Please advise us when the Staff has no more comments for the Post-effective Amendment Number 2 so that we may send you an acceleration letter.

Thank you.

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